[WLRK Letterhead]

August 15, 2016

VIA EDGAR TRANSMISSION

Anne Nguyen Parker
Assistant Director, Office of Transportation and Leisure
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

Re:                             Adient Ltd
Amendment No. 2 to Form 10-12B
Filed July 28, 2016
File No. 001-37757

Dear Ms. Parker:

On behalf of our client, Adient Ltd (“Adient” or the “Company”), set forth below are the responses of the Company to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated August 8, 2016, regarding Amendment No. 2 to the Company’s Registration Statement on Form 10-12B filed on July 28, 2016 (the “Registration Statement”).  In connection with this letter, the Company is filing Amendment No. 3 to the Registration Statement (“Amendment No. 3”), and has forwarded three courtesy copies of Amendment No. 3 marked to show changes from Amendment No. 2 to the Registration Statement filed on July 28, 2016.  Capitalized terms used but not defined herein have the meanings specified in Amendment No. 3.

For your convenience, the Staff’s comments are set forth in bold, followed by responses of the Company.  All references to page numbers in these responses are to the pages of the information statement filed as Exhibit 99.1 (the “Information Statement”) in the marked version of Amendment No. 3.

Exhibit 99.1

Management’s Discussion and Analysis, page 81

Segment Analysis, page 89

1.              We note your response to our prior comment 2; however, the tables on pages 89, 95 and 100 continue to include total segment income. Please revise to remove the non-GAAP financial measure from the tables or provide the required disclosures outlined in Item 10(e)(1)(i) of Regulation S-K.

Anne Nguyen Parker

U.S. Securities and Exchange Commission

August 15, 2016

Response:  The Information Statement has been revised on pages 89, 95 and 100 in response to the Staff’s comment. The Information Statement has also been revised on pages F-53 and F-87 to remove total segment income.

Security Ownership of Certain Beneficial Owners and Management, page 189

Share Ownership of Executive Officers and Directors, page 189

2.              Please add Barb Samardzich to your share ownership of executive officers and directors table on page 189.

Response:  The Information Statement has been revised on page 206 in response to the Staff’s comment.

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The Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this filing, please contact the undersigned at (212) 403-1394 or Andrew R. Brownstein at

(212) 403-1233.

Sincerely yours,

/s/ David K. Lam

David K. Lam

cc:	Brian J. Cadwallader, Vice President, Secretary and General Counsel, Johnson Controls
Cathleen A. Ebacher, Vice President, General Counsel and Secretary, Adient